BLACKROCK

September 18, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing a copy of endorsements extending (i) the joint insured bond and (ii) the excess layer RMIC band with respect to the BlackRock closed-end funds described on Appendix A hereto. Premiums on the bonds have been paid through September 30, 2006.

Should you have any questions regarding this filing, feel free to contact me at
(212) 810-3439.

Sincerely,

/s/ Vincent B. Tritto

Vincent B. Tritto
Secretary
BlackRock Closed-End Funds

                                                            100 Bellevue Parkway
                                                            Wilmington, DE 19809
                                                                 Tel 302397.2000

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                        The BlackRock Closed-End Trusts:
                        --------------------------------

         THE BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST INC. (BCT)
                          BCT SUBSIDIARY INC. (BCT-S)
                     THE BLACKROCK INCOME TRUST INC. (BKT)
               THE BLACKROCK INCOME OPPORTUNITY TRUST INC. (BNA)
                      THE BLACKROCK HIGH YIELD TRUST (BHY)
                        BLACKROCK CORE BOND TRUST (BHK)
                      BLACKROCK STRATEGIC BOND TRUST (BHD)
              THE BLACKROCK MUNICIPAL TARGET TERM TRUST INC. (BMN)
             THE BLACKROCK INSURED MUNICIPAL TERM TRUST INC. (BMT)
           THE BLACKROCK INSURED MUNICIPAL 2008 TERM TRUST INC. (BRM)
         THE BLACKROCK FLORIDA INSURED MUNICIPAL 2008 TERM TRUST (BRF)
      THE BLACKROCK NEW YORK INSURED MUNICIPAL 2008 TERM TRUST INC. (BLN)
     THE BLACKROCK CALIFORNIA INSURED MUNICIPAL 2008 TERM TRUST INC. (BFC)
          THE BLACKROCK INVESTMENT QUALITY MUNICIPAL TRUST INC. (BKN)
     THE BLACKROCK CALIFORNIA INVESTMENT QUALITY MUNICIPAL TRUST INC. (RAA)
         THE BLACKROCK FLORIDA INVESTMENT QUALITY MUNICIPAL TRUST (RFA)
     THE BLACKROCK NEW JERSEY INVESTMENT QUALITY MUNICIPAL TRUST INC. (RNJ)
      THE BLACKROCK NEW YORK INVESTMENT QUALITY MUNICIPAL TRUST INC. (RNY)
                 THE BLACKROCK STRATEGIC MUNICIPAL TRUST (BSD)
           THE BLACKROCK PENNSYLVANIA STRATEGIC MUNICIPAL TRUST (BPS)
                 BLACKROCK FLORIDA MUNICIPAL INCOME TRUST (BBF)
                     BLACKROCK MUNICIPAL INCOME TRUST (BFK)
               BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST (BFZ)
               BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST (BNJ)
                BLACKROCK NEW YORK MUNICIPAL INCOME TRUST (BNY)
              BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST (BJZ)
                   BLACKROCK MUNICIPAL 2018 TERM TRUST (BPK)
               BLACKROCK NEW YORK MUNICIPAL 2018 TERM TRUST (BLH)
                BLACKROCK CALIFORNIA MUNICIPAL BOND TRUST (BZA)
                  BLACKROCK FLORIDA MUNICIPAL BOND TRUST (BIE)
                 BLACKROCK MARYLAND MUNICIPAL BOND TRUST (BZM)
                      BLACKROCK MUNICIPAL BOND TRUST (BBK)
                BLACKROCK NEW JERSEY MUNICIPAL BOND TRUST (BLJ)
                 BLACKROCK NEW YORK MUNICIPAL BOND TRUST (BQH)
                 BLACKROCK VIRGINIA MUNICIPAL BOND TRUST (BHV)
                   BLACKROCK MUNICIPAL INCOME TRUST II (BLE)
              BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST II (BCL)
               BLACKROCK NEW YORK MUNICIPAL INCOME TRUST II (BFY)
                 BLACKROCK INSURED MUNICIPAL INCOME TRUST (BYM)
           BLACKROCK CALIFORNIA INSURED MUNICIPAL INCOME TRUST (BCK)
             BLACKROCK FLORIDA INSURED MUNICIPAL INCOME TRUST (BAF)
            BLACKROCK NEW YORK INSURED MUNICIPAL INCOME TRUST (BSE)
                  BLACKROCK PREFERRED OPPORTUNITY TRUST (BPP)
                 BLACKROCK LIMITED DURATION INCOME TRUST (BLW)
                   BLACKROCK MUNICIPAL 2020 TERM TRUST (BKK)
               BLACKROCK FLORIDA MUNICIPAL 2020 TERM TRUST (BFO)
                  BLACKROCK DIVIDEND ACHIEVERS(TM) TRUST (BDV)
             BLACKROCK STRATEGIC DIVIDEND ACHIEVERS(TM) TRUST (BDT)
        BLACKROCK S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST (BQY)
               BLACKROCK GLOBAL FLOATING RATE INCOME TRUST (BGT)
               BLACKROCK GLOBAL ENERGY AND RESOURCES TRUST (BGR)
                     BLACKROCK HEALTH SCIENCES TRUST (BME)
                       BLACKROCK HIGH INCOME SHARES (HIS)
               BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST (BOE)
             BLACKROCK ENHANCED DIVIDEND ACHIEVERS(TM) TRUST (BDJ)
                     BLACKROCK WORLD INVESTMENT TRUST (BWC)
              BLACKROCK LONG-TERM MUNICIPAL ADVANTAGE TRUST (BTA)


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{Logo Graphic    ST PAUL
Omitted]         TRAVELERS


                            ENDORSEMENT OR RIDER NO.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
-------------------------------------------------------------------------------
ATTACHED TO AND FORMING    DATE OF ENDORSEMENT   * EFFECTIVE DATE OF ENDORSEMENT
TRAVELERS PART DATE        OR RIDER EXECUTED       OR RIDER
OF POLICY NO.
                                                         1201 A.M. LOCAL TIME AS
490PB079I                      05/24/06       06/01/05   SPECIFIED IN THE POLICY
-------------------------------------------------------------------------------
* ISSUED TO

   BlackRock Income Trust
-------------------------------------------------------------------------------

                          POLICY EXTENSION ENDORSEMENT
                                 XP037 Rev. 2-05

In consideration of the additional premium of $8,051.00, it is understood and agreed that Item 2. Policy Period is amended to read:

Item 2.    Policy Period: Prom:    12:01 A.M. 06/01/2006
                          To:      12:01 A.M. 09/30/2006
                          Local time at the address shown in Item 1.

It is also understood and agreed that the Limit of Liability for the extended Policy Period is part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations and that this extension of the Policy Period shall not operate in any way to increase the Limit of Liability stated in Item 3 of the Declarations.





Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                                  By   /s/ Naureen Rasul
                                                     ---------------------------
                                                       Authorized Representative

CHUBB

-------------------------------------------------------------------------------

                                                      VIGILANT INSURANCE COMPANY
                                                      Endorsement No.: 8
                                                      Bond Number: 81448382

NAME OF ASSURED: BLACKROCK INCOME TRUST

------------------------------------------------------------------------------


                        EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:     from 12:01 a.m. on June 1, 2005
                           to 12:01 a.m. on September 30, 2006

This Endorsement applies to loss discovered after 12:01 a.m. on June 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 25, 2006                                By   /s/ Robert Hamburger
                                                      --------------------------
                                                       Authorized Representative



ICAP Bond
Form 17-02-5032 (Ed. 11-02)